UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *
CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.*
PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months ended June 30, 2001 (the quarter) by Entergy Corporation's

Non-utility  Companies1  (Non-Reg  Companies),  pursuant  to  the

authorization  of  the  SEC.   Capitalized  terms  used  in  this

Certificate,  unless  otherwise defined, have  the  meanings  set forth in the June 1999 Order and/or the August 2000 Order.





Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted  Companies2), (d) Entergy is authorized to  create  O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding  (excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

   Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its

associate   companies,  Entergy  Power,   Inc.   (EPI),   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy Holdings, Inc., Entergy Business Solutions,  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy Operations  Services,  Inc.,  Entergy

Procurement   Exchange  Corporation,  Entergy  Retail   Louisiana

Management  Services LLC-A, Entergy Power Development Corporation

(EPDC),  Entergy International Ltd. LLC, Entergy Pakistan,  Ltd.,

Entergy  Power  Asia  Ltd., EP Edegel, Inc., EWO  Holdings  Inc.,

Entergy  Power  Operations  Corp.,  Entergy  Power  International

Holdings  Corp.,  Entergy Nuclear, Inc.  (ENI),  Entergy  Nuclear

Operations,  Inc., Entergy Nuclear Indian Point  3  LLC,  Entergy

Nuclear Fitzpatrick, LLC, TLG Services, Inc., Entergy MHK Retail,

LLC,  Entergy  Solutions  Ltd., Entergy Solutions  Supply,  Ltd.,

Entergy  Power  RS  Corp., EWO Marketing, LP, Entergy  Power  E&C

Holdings,   LLC,  Warren  Power,  LLC,  and  Entergy  Power   Gas

Operations  Corp.  Enterprises' billings to  all  such  associate companies  included  direct costs incurred plus,  to  the  extent

applicable,   an  indirect  loading  based  upon  current   month

administrative charges.

     Enterprises  billed,  at  cost, EPI ($42,246)  for  services related  to  the  marketing of EPI capacity and energy  to  third parties  at  wholesale, preparation of contracts  and  regulatory filings,  oversight of plant operations and maintenance by  plant operators, and procurement of transmission services. In regard to

ETHC   ($213,078),   ETC  ($266,994),  Entergy   Holdings,   Inc.

($20,997),  Entergy  Thermal  LLC  ($132,475),  Entergy  Business

Solutions,  LLC  ($10,558  credit),  EPDC  ($1,854,784),  Entergy

International Ltd. LLC ($1,418,410), Entergy Global  Investments,

Inc.  ($17,263), Entergy MHK Retail, LLC ($106,805),  Entergy  UK

Enterprises  Ltd.  ($7,829), Entergy  Operations  Services,  Inc.

($68,867),  Entergy Procurement Exchange Corporation,  ($11,027),

Entergy  Retail Louisiana Management Services, LLC-A  ($219,532),

Entergy  Pakistan  Ltd.  ($156,521),  Entergy  Power  Asia  Ltd.,

($444,311),  EP  Edegel,  Inc.  ($117,745),  EWO  Holdings   Inc.

($12,740),   Entergy  Power  Operations  Corporation  ($294,074),

Entergy  Power International Holdings Corp. ($3,393.239), Entergy

Solutions   Ltd  ($976,317),  Entergy  Solutions   Supply,   Ltd.

($1,597),  Entergy Power RS Corp. ($211,616), EWO  Marketing,  LP

($323,840),  Entergy Power E&C Holdings, LLC  ($395,315),  Warren

Power,  LLC  ($353,620),  Entergy  Power  Gas  Operations   Corp.

($102,640),  Entergy  Nuclear Indian Point  3  LLC  ($1,063,761),

Entergy  Nuclear Fitzpatrick LLC ($992,283), TLG  Services,  Inc.

($28,427), ENI ($1,234,467), and Entergy Nuclear Operations, Inc.

($17,884),  these services were primarily related  to  management

oversight  and/or  project  development.   In  regard   to   ENGC

($1,241,413),  Enterprises  provided  services  related  to   the

marketing  of energy to third parties at wholesale and management oversight.

     During the quarter, Entergy Operations Services, Inc. (EOSI)

provided  management  support to services  EntergyShaw,  LLC,  at cost, in the amount of $74,840.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal  LLC during this quarter were $12,831 credit  and  $5,499 credit, respectively.

     During  the  quarter,  Entergy Retail  Louisiana  Management

Services, LLC-A provided management/administrative and consulting services  to  Entergy  Solutions Ltd. and  to  Entergy  Solutions

Select,  Ltd.   The amounts billed, at cost, during this  quarter

were $937,837 and $67,602, respectively.

     During  the quarter, Entergy Solutions Supply, Ltd. provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd and to Entergy Solutions Select, Ltd.  The  amounts billed,  at cost, during this quarter were $126,890 and $551,014,

respectively.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,376 for services rendered during the second quarter.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility  Loans Made by Entergy to Non-Reg Companies,  or

     Between Non-Reg Companies

      During  the  quarter,  no  Non-utility  Loans  subject   to

reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the quarter, Entergy formed the following  companies as  New  Subsidiaries  in accordance with the  June  1999  Order:

Entergy  Marketing Corporation was formed in connection with  the

Entergy-Koch  L.P.  joint venture; Entergy Solutions  Essentials,

LLC  was  formed in connection with Entergy's unregulated  retail energy business in Texas; and Entergy Nuclear Indian Point 2  LLC was  formed  to  develop  and/or hold  Entergy's  investments  in nuclear generating facilities.

     During the quarter, certain of the foregoing companies  were capitalized  as  follows: Entergy Solutions Essentials,  LLC  was capitalized  with $750,000.  Entergy Nuclear Indian Point  2  LLC was minimally capitalized.  In addition, Entergy's investment  in

EWO  Marketing Holding, Inc. was transferred to Entergy Marketing

Corporation  in  connection with the formation of  such  company,

resulting   in   it  having  a  consolidated  capitalization   of

$418,405,045;  however,  no additional capital  was  invested  by

Entergy in Entergy Marketing Corporation in connection with  this transaction.

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiaries or O&M Subs.



VI.  Nature and Extent of O&M Services Provided

     During  the quarter, ENI provided decommissioning management services  to two non-associate large nuclear operating  utilities in  the  Northeast.  ENI is paid a fixed monthly fee and  certain incentive  fees  and  is reimbursed for its actual  expenses  for labor  and  related charges for all services provided.  ENI  also provided  to non-associate companies consulting services  related to  the  operation,  maintenance and decommissioning  of  nuclear

generation  facilities.   Also,  ENI  provided  license   renewal

management  services to non-associate nuclear utility  customers.

ENI  is  paid market-based fees and is reimbursed for its  actual

expenses.   The total amount billed by ENI for all such  services

during  the  quarter was $9,222,828. In connection with  its  O&M services  business, ENI billed $6,000 consisting of  market-based fees  to non-associate customers for annual software license fees for  the use of various nuclear software applications which  were developed by System Companies.

     In addition, during the quarter, EOSI provided power project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   performing

preventive  maintenance on substations; providing O&M  consulting services; providing project management for the installation of  a steam  turbine;  testing  transformer  and  relay  controls;  and providing  engineering, procurement and construction services  on transmission and substation facilities. The total amounts  billed

for   all  such  services  during  the  quarter  were  $4,644,485 consisting,  in each case, of market-based fees and  reimbursable expenses, at cost.

     During the quarter, EOSI also provided management, technical and  environmental  support to EPGC,  an  associate  company,  in respect  of  its North American peaker projects, at cost  in  the amount of $3,713. EOSI also provided construction and engineering support  to Warren Power LLC, a peaker project and a wholly-owned indirect subsidiary of Entergy, at cost, for $926,214.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($2,613,787),  TLG  ($737,732),   ENGC

($854,207),  IP3  ($33,649,578) and  JAF  ($20,221,898)  for  O&M

Services,   including  professional  advice,  technical   support

primarily related to the operation or decommissioning of  nuclear facilities.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the  quarter, no dividends subject to  reporting  in this Certificate were paid by Non-Reg Companies.



VIII.       Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of June 30, 2001 is included in Exhibit 1.

   No  reorganizations of Entergy's ownership interests  in  Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.


IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

   As  of the end of the quarter, the total outstanding amount of

Guarantees issued pursuant to the August 2000 Order by Entergy or by  Non-utility Companies (to the extent reportable herein) to or for  the  benefit  of  Non-utility  Companies  was  $615,444,698,

excluding Guarantees previously issued and outstanding under  the

June 1999 Order in the amount of $61,692,500.



X.   Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for  the quarter ended June 30, 2001 are  included  in

Exhibit 2.





        IN  WITNESS  WHEREOF, the undersigned company has  caused

     this  certificate to be executed on this 29th day of  August

     2001.



     ENTERGY CORPORATION



     /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer
_______________________________
1 Non-utility Companies  are defined in the August 2000 Order as
"exempt wholesale generators" ("EWGs"), "foreign utility
companies" ("FUCOs"), "exempt telecommunications companies"
("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New
Subsidiaries" and "Energy-related Companies".

2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.